Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

September 30, 2014

VIA EDGAR
Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561
Re:    Vanguard Natural Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Supplemental Response dated August 8, 2014
File No. 001-33756

Dear Mr. Horowitz:
Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company ( the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on February 28, 2014, File No. 001-33756 (the “2013 Form 10-K”).
Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2013 Form 10-K is materially accurate and, accordingly, that amendment is not necessary.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 1

Proved Undeveloped Reserves, page 10
1.    We note your response to comment 1 in our letter dated July 28, 2014. It appears that approximately 74.3% of proved undeveloped reserves (“PUDs”) initially booked during the fiscal year ended December 31, 2012 are scheduled to be drilled in the fiscal years ended December 31, 2016 and 2017 (i.e., in the fourth and fifth years after initial

Securities and Exchange Commission
September 30, 2014

booking). Please tell us whether the drilling schedule for these PUDs was revised as a result of the year-end review discussed in your letter dated July 17, 2014 and, if so, explain the cause of this change. In addition, please tell us whether the development plan provided in your response is consistent with the drilling plans of the well operators.

Response:
We acknowledge the Staff’s comment. The drilling schedule for the PUDs initially booked during the fiscal year ended December 31, 2012 was revised as a result of the extensive review completed by our engineering staff in preparation of our internal reserve estimates for the year end December 31, 2013. The change in our development plan for these PUDs was attributable to the decision of the well operators of our outside operated properties to postpone the development of these wells due to the then current natural gas pricing.

Our December 31, 2013 PUD development plan is consistent with the drilling plans of the well operators. As part of our ongoing review process, we communicate with the well operators of our outside operated properties and stay informed of the current drilling schedules by reviewing the latest reports and data made available to us.

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Securities and Exchange Commission
September 30, 2014

Vanguard Natural Resources, LLC acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at 832-327-2255 or Stephen W. Grant of Vinson & Elkins at 713-758-3260.

Sincerely,
VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Richard A. Robert
Richard A. Robert
Executive Vice President and Chief Financial Officer

cc:	Stephen M. Gill, Esq.
James R. Brown, Esq.
Stephen W. Grant, Esq.
Vinson & Elkins L.L.P.
Via e-mail